Stevens & Lee
1415 Marlton Pike East
Suite 506
Cherry Hill, NJ 08034-2210
(856) 354-9200 Fax (856) 354-8111
www.stevenslee.com
December 8, 2009
VIA EDGAR
Nandini Acharya, Esq.
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Mercer Insurance Group, Inc. Form 10-K for Fiscal year Ended December 31, 2008 (filed March 16, 2009) DEF14A (filed March 18, 2009) File No. 000-25425
Dear Attorney Acharya:
On behalf of Mercer Insurance Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 4, 2009, related to the above-referenced periodic reports filed by the Company.
We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Philadelphia • Reading • Valley Forge • Lehigh Valley • Harrisburg • Lancaster • Scranton
Williamsport • Wilkes-Barre • Princeton • Cherry Hill • New York • Wilmington
A PA PROFESSIONAL CORPORATION

Stevens & Lee
A PA Professional Corporation
December 8, 2009

Form 10-K for Fiscal Year Ended December 31, 2008
Signatures, page 119
1.	Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller , then you should indicate that the officer is signing in both capacities. If your principal accounting officer or controller has not signed the Form 10-K, please amend your 10-K to include the required signature. If the principal accounting officer has signed the 10-K, please confirm that you will indicate who the principal accounting officer is in future filings.
Response:
Mercer’s Senior Vice President and Chief Financial Officer, who has historically signed all quarterly and annual filings, is the Company’s principal financial and accounting officer. Commencing with the Form 10-Q for the period ended September 30, 2009, it has and will continue to be disclosed in all future filings that this individual is also the principal financial and accounting officer.
DEF14A
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis, page 14
Short-Term Incentive Compensation, page 16
2.	In the discussion of your annual performance-based cash bonus program, you disclose that the annual cash incentive award for each of your named executive officers was based 75% on achieving corporate financial objectives measured by operating earnings per share, 15% was based on achievement of specific individual incentives and 10% was discretionary. We further note that you disclose that the pre-established corporate performance objective was met but you have not disclosed the actual level of achievement and have not included any disclosure regarding the individual or discretionary components. Please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the 2009 individual performance goals for each of the named executive officers and confirm that you will revise your disclosure in your next proxy statement to also discuss, for each named executive officer, the extent to which individual and corporate goals were achieved and how the achievement was used to determine individual bonuses.

Stevens & Lee
A PA Professional Corporation
December 8, 2009

Response:
1-For 2009, the Compensation Committee significantly modified the Company’s annual cash bonus program. For 2009, the cash incentive awards for the named executive officers will be 50% based on achieving corporate financial objectives measured by a sliding scale of operating earnings per share targets and 50% allocated at the discretion of the Compensation Committee based on the Compensation Committee’s evaluation of individual performance. Set forth below is sample disclosure that the Company will use in its next proxy statement regarding the discretionary portion of the bonus program:
“The Committee evaluates each NEO’s performance during the year within the larger perspective of what it believes the NEOs as a group, and as individual executives, must do to execute the Company’s strategic plan while managing the current business of the Company. Towards that end, there are no pre-established goals that must be satisfied in order for a NEO to receive the discretionary portion of a bonus.
After the end of each year, the Committee, in its discretion, evaluates the performance of each NEO in a non-formulaic manner and in the larger context of overall corporate performance, taking into account the executive’s duties, the strategic goals of the Company, the exigencies of changing demands and circumstances during the fiscal year, and available resources. In making this determination, the Committee may, in its discretion, consider the extent to which the NEO has achieved certain specific incentive items, including but not limited to:
•	New products and product delivery to increase revenue,

•	Expense management efforts to increase profitability,

•	Profitability orientation,

•	Productivity and automation initiatives,

•	Process improvement,

•	Work force stability and skill development,

•	Capital management initiatives,

•	Maintenance of rating agency levels.”
2-The Company will revise its disclosure in the next proxy statement to include a discussion of the achievement of corporate goals and how this helped determine individual bonuses.

Stevens & Lee
A PA Professional Corporation
December 8, 2009

Transactions with Related Parties, page 29
3.	Please confirm to us supplementally whether the agreement with the Davis Insurance Agency is pursuant to your standard agency contract terms applicable to other independent agents you work with. If the terms differ materially from your standard agency contract, then please file this agreement.
Response:
The Company acquired 100% of Franklin Insurance Company from Mr. Davis and other shareholders in two purchase transactions. The first portion was purchased in 2001 and the remainder in 2003.
The Company does not believe that the terms of the Davis Insurance Agency agreement are materially different than those provided in the standard agency agreement, or to other similarly-situated unrelated agents. The commission levels paid to the Davis Insurance Agency are slightly higher (a 1% override commission is paid) than our standard agency contract terms. The 1% override commission has been in place since before the Company’s acquisition of Franklin Insurance Company, when it was determined independently between the Davis Insurance Agency and Franklin Insurance Company. At the time of the initial acquisition, the Davis Insurance Agency provided the Company with a right of first refusal in the case of any sale of the Davis Insurance Agency, as consideration for the continuation of the override commission.
The Davis Insurance Agency commission levels are below commission levels paid by the Company to some other unrelated agencies, and are at a level which the Company would readily offer in recruiting new, unrelated agencies having the same territorial presence and volume produced by the Davis Insurance Agency.
Because the Company does not believe that the terms of the Davis Insurance Agency agreement are materially different than those provided in the standard agency agreement, or to other similarly-situated unrelated agents, the Company does not believe that the Davis Insurance Agency agreement should be filed as a material contract under Item 601 of Regulation S-K. In addition, the Company believes it is a standard sales agency agreement pursuant to Item 601(b)(10)(iii)(C)(i) of Regulation S-K.

Stevens & Lee
A PA Professional Corporation
December 8, 2009

4.	Please file the agreement with Van Rensselaer, Ltd. pursuant to the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K.
Response:
The Company will file the agreement with Van Rensselaer, Ltd. as an exhibit to its Form 10-K for the year ended December 31, 2009.
* * * * *
In connection with the filing of our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-noted filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (856) 857-4004.
Very truly yours,
STEVENS & LEE
/s/ Edward C. Hogan
Edward C. (Ned) Hogan
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